

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 22, 2016

Stamatios Tsantanis
Chief Executive Officer
Seanergy Maritime Holdings Corp.
16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece

> **Re: Seanergy Maritime Holdings Corp.**
> **Registration Statement on Form F-1**
> **Filed October 28, 2016**
> **File No. 333-214322**

Dear Mr. Tsantanis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file the form of underwriting agreement, forms of Class A and Underwriter's warrants, and the legality and tax opinions prior to effectiveness. We may have comment upon reviewing these exhibits.

Use of Proceeds, page 29

2. Please disclose the amount of net proceeds that you intend to use for vessel acquisitions, describe the vessels to be acquired, and state whether additional funds will likely be required to complete the purchases. Refer to Item 3.C.2 of Form 20-F.

Stamatios Tsantanis
Seanergy Maritime Holdings Corp.
November 22, 2016
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.
       Seward & Kissel LLP